UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

NORTH PENN BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

661454207
(CUSIP Number)

Frederick L. Hickman
President and Chief Executive Officer
North Penn Bancorp, Inc.
216 Adams Avenue
Scranton, PA 18503
(570) 344-1820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO. 661454207                                                                    SCHEDULE 13D

1	NAME OF REPORTING PERSON Frederick L. Hickman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	51,778
	8	SHARED VOTING POWER	21,691
	9	SOLE DISPOSITIVE POWER	65,861
	10	SHARED DISPOSITIVE POWER	1,209
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.63%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.10 per share (the “Common Stock”), of North Penn Bancorp, Inc. (the “Company”), a Pennsylvania corporation, whose principal executive offices are located at 216 Adams Avenue, Scranton, Pennsylvania 18503.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed by Frederick L. Hickman.

(b)	Mr. Hickman’s residence address is 10 Woodridge Circle, Clarks Summit, Pennsylvania 18411.

(c)
Mr. Hickman is the President and Chief Executive Officer of the Company and North Penn Bank (the “Bank”), the Company’s wholly-owned subsidiary, which has the same principal executive office as the Company.  Mr. Hickman is also a Director of the Company and the Bank.

(d)	Mr. Hickman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Mr. Hickman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hickman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On October 1, 2007, the Company completed its conversion from the mutual holding company to the stock holding company form of organization (the “Conversion”).  In connection with the Conversion, the Company sold 850,000 shares of common stock to depositors and members of the public. Existing shares of the stockholders of the old North Penn Bancorp were converted  into the right to receive 1.092 shares of Common Stock.  In connection with the Conversion, shares of the old North Penn Bancorp’s common stock deemed to be beneficially owned by Mr. Hickman were converted into 12,858 shares of Common Stock.  Mr. Hickman purchased 21,000 shares with approximately $208,300 in personal funds.

Mr. Hickman was awarded 19,135 shares of restricted stock under the Company’s 2006 Omnibus Stock Option Plan and 2009 Equity Incentive Plan for which he was not required to pay monetary consideration.  Of such restricted shares, 14,426 shares remain unvested as of the date of this Schedule 13D.  Mr. Hickman was also allocated 6,399 shares under the Bank’s Employee Stock Ownership Plan (“ESOP”) for which shares he was not required to pay monetary consideration.

In addition, Mr. Hickman was also granted stock options to purchase 49,108 shares for which he was not required to pay monetary consideration.  As of the date of this Schedule 13D, options to purchase 13,607 shares are vested and exercisable.

Item 4.	Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes.  Mr. Hickman may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as an officer and director of the Company and the Bank, Mr. Hickman does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Hickman beneficially owns 73,469 shares, representing 5.63% of the 1,305,853 shares of the Common Stock deemed outstanding as of June 16, 2010 for such purpose.  Included in this amount are 13,607 shares which Mr. Hickman has the right to acquire under the Company’s stock option and equity incentive plans.

(b)           Mr. Hickman has sole voting power over 51,778 shares, which includes 37,953 shares he holds directly, 13,607 shares subject to options exercisable within the next 60 days,109 shares held by Mr. Hickman as custodian for his son and 109 shares held by Mr. Hickman as custodian for his daughter.

Mr. Hickman has shared voting power over 21,691 shares, which includes 14,083 shares held in the Company’s 401(k) Plan, 6,399 shares held in Mr. Hickman’s ESOP account, 109 shares held by Mr. Hickman’s wife and 1,100 shares held by his mother.

Mr. Hickman has sole dispositive power over 65,861 shares, which includes 37,953 shares he holds directly, 13,607 shares subject to options exercisable within the next 60 days,109 shares held by Mr. Hickman as custodian for his son, 109 shares held by Mr. Hickman as custodian for his daughter and 14,083 shares held in the Company’s 401(k) Plan.

Mr. Hickman has shared dispositive power over 1,209 shares, which includes 109 shares held by Mr. Hickman’s wife and 1,100 shares held by his mother.  Due to the fact that Mr. Hickman holds durable power of attorney for his mother, he may be deemed to share voting and dispositive power with respect to the 1,100 shares held by his mother.  Mr. Hickman disclaims beneficial ownership of these shares as the power of attorney was not entered into in connection with the ownership of the Company’s Common Stock nor has Mr. Hickman exercised voting and dispositive power with respect to these shares.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 21, 2010	By:	/s/ Frederick L. Hickman
Frederick L. Hickman